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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~51355~~ 52067

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/07 (MM/DD/YY) AND ENDING 11/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Energy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1612 WESTGATE CIRCLE, STE 120
(No. and Street)

BRENTWOOD	TN	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LONNA BARKER 615-277-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RODEFER MOSS & CO, PLLC
(Name – *if individual, state last, first, middle name*)

5110 MARYLAND WAY	BRENTWOOD	TN	37027
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
JAN 30 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, RONALD E. WALBLAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ENERGY SECURITIES INC, as of JANUARY 28, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ronald E. Walblay
Signature

PRESIDENT
Title

Jennifer H. Davis
Notary Public

JENNIFER H. DAVIS STATE OF TENNESSEE NOTARY PUBLIC WILLIAMSON COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENERGY SECURITIES, INC.

Financial Statements and Supplementary Information

Year Ended November 30, 2008

ENERGY SECURITIES, INC.
Financial Statements and Supplementary Information
Year Ended November 30, 2008

Table of Contents

RM RODEFER MOSS
rodefer moss & co, pllc

- Certified Public Accountants
- Business Advisors
- Technology Consultants

5110 Maryland Way
Suite 350
Brentwood, TN 37027

615·370·3663 phone
615·373·9917 fax

www.rodefermoss.com

Independent Auditors' Report

Board of Directors
Energy Securities, Inc.
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of Energy Securities, Inc., (the "Company") as of November 30, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energy Securities, Inc. as of November 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rodefer Moss & Co, PLLC

Brentwood, Tennessee
January 27, 2009

ENERGY SECURITIES, INC.
Statement of Financial Condition
November 30, 2008

ASSETS		
Cash	$	45,149
Commissions receivable		33,300
Deferred tax asset		7,300
Prepaid expenses		22,155
Total assets	$	107,904
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued commissions	$	25,457
Due to related party		36,080
Total liabilities		61,537
Stockholder's Equity:		
Common stock - $1 par value, 1,000,000 shares authorized, 10,000 shares issued and outstanding		10,000
Additional paid-in-capital		52,000
Retained earnings		(15,633)
Total stockholder's equity		46,367
	$	107,904

See accompanying notes to financial statements.

ENERGY SECURITIES, INC.
Statement of Operations
Year ended November 30, 2008

Revenues:		
Commissions	$	347,800
Interest		722
Total revenues		348,522
Expenses:		
Commissions		256,712
Professional services		68,994
Covenant not to compete		42,000
Filing fees		35,310
Payroll taxes		23,066
Other		20,082
Total expenses		446,164
Loss before provision for income taxes		(97,642)
Provision for refund of income taxes		(6,049)
Net loss	$	(91,593)
Basic earnings per share	$	(9.16)

See accompanying notes to financial statements.

ENERGY SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year ended November 30, 2008

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at November 30, 2007	10,000	$ 10,000	$ 10,000	$ 75,960	$ 95,960
Capital contributions	-	-	42,000	-	42,000
Net loss	-	-	-	(91,593)	(91,593)
Balance at November 30, 2008	10,000	$ 10,000	$ 52,000	$ (15,633)	$ 46,367

See accompanying notes to financial statements.

ENERGY SECURITIES, INC.
Statement of Cash Flows
Year ended November 30, 2008

Cash Flows from Operating Activities:		
Net loss	$	(91,593)
Adjustments to reconcile net loss to net cash from operating activities:		
Change in:		
Commissions receivable		44,700
Prepaid expenses		(22,155)
Accounts payable		(1,275)
Accrued payroll		25,457
Income taxes payable		(14,991)
Due to related party		25,915
Net cash used in operating activities		(33,942)
Cash Flows from Financing Activities:		
Capital contributions		42,000
Net change in cash		8,058
Cash, beginning of year		37,091
Cash, end of year	$	45,149
Supplemental Disclosures:		
Interest paid	$	-
Income taxes paid	$	8,942

See accompanying notes to financial statements.

ENERGY SECURITIES, INC.
Notes to Financial Statements
November 30, 2008

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Energy Securities, Inc. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly the National Association of Securities Dealers, Inc. (NASD).

The Company provides brokerage and marketing services for limited partnerships engaged in crude oil and natural gas drilling programs in Eastern Kentucky. The limited partnerships are promoted by a corporation owned by the Company's stockholder. The Company was incorporated in the State of Illinois in 1994. Primary operations are located in Tennessee.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Company have been prepared on the accrual basis of accounting.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognitions - During the year ended November 30, 2008, the Company provided brokerage and marketing services to two related partnerships. The Company recognizes commission revenues from each partnership upon release of subscribed amounts from escrow.

Commissions Receivable - Receivables are valued at management's estimate of the amount that will ultimately be collected. No allowance for doubtful accounts has been provided as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

Income Taxes - The Company is taxed as a regular corporation. Deferred income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for expected future tax consequences of events that have been included in the statement of financial condition or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the carrying amounts of existing assets and laiblities in the statement of financial condition and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse.

NOTE 3 - NON-COMPETE AGREEMENT

In April 2007, the Company entered into a Non-Compete Agreement (the "Agreement") with a former stockholder in which the Company agreed to pay the pay the former stockholder an agreed-upon amount for the three years. The minimum amount due under the Agreement is $42,000 per year payable in monthly installments of $3,500. The Company has the right to terminate the Agreement at any time after the first year. The Company also has the right to extend the term of the Agreement for two additional one-year periods. The Company's stockholder has guaranteed all payments under this Agreement.

NOTE 4 - RELATED PARTY TRANSACTIONS

All commission revenues for the year ended November 30, 2008 were earned from two limited partnerships promoted by a related corporation. The related corporation is also the general partner in these limited partnerships.

Commissions paid to the Company's stockholder totaled $80,493 for the year ended November 30, 2008.

The Company has agreed to pay a related corporation $1,000 per month for management services. Management services totaled $12,000 for the year ended November 30, 2008 and are included in other expenses on the statement of operations. The corporation also paid expenses on behalf of the Company totaling $22,523 for the year ended November 30, 2008. As of November 30, 2008, $36,080 was due to this corporation.

NOTE 5 - INCOME TAXES

The Company is taxed as a regular corporation. The deferred income asset of $7,300 as of November 30, 2008 relates to the Company's net operating loss for the year then ended. As of November 30, 2008, the Company had a net operating loss of approximately $98,000. This loss for Federal purposes may be carried back two years or forward twenty. For state purposes, the loss may be carried forward fifteen years. Following is a breakdown of the deferred tax asset as of November 30, 2008:

Deferred tax asset		
Net operating loss	$	39,500
Valuation allowance		(32,200)
Deferred tax asset, net	$	7,300

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital of no less than the greater of $5,000 or 6 2/3% of aggregate indebtedness. Based upon this capital requirement, the Company is required to operate pursuant to the SEC's Customer Protection Rule and is not permitted to hold customer funds.

NOTE 7 - BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

SUPPLEMENTARY INFORMATION

ENERGY SECURITIES, INC.
Schedule I - Computation of Net Capital under Rule 15c3-1
of the Securities and Exhange Commission
November 30, 2008

Net capital:		
Total stockholder's equity	$	46,367
Deductions and/or charges		-
Net capital	$	46,367
Reconciliation with Company's computation:		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	45,594
Non-allowable assets		-
Company adjustments:		
To adjust accounts		(2,864)
Audit adjustments:		
To record prepaid expense		22,155
To record professional fees		(22,523)
To record deferred tax asset		7,300
To adjust accrued commissions		(3,295)
Net capital per above	$	46,367
Minimum net capital requirements:		
6 2/3% of aggregate indebtedness (or $5,000 if greater)	$	5,000
Excess net capital	$	41,367
Aggregate indebtedness:		
Total liabilities from statement of financial condition/aggregate indebtedness	$	61,537
Percentage of aggregate indebtedness to net capital		132.72%

See independent auditors' report.

RM RODEFER MOSS
rodefer moss & co, pllc

▸ CERTIFIED PUBLIC ACCOUNTANTS
▸ BUSINESS ADVISORS
▸ TECHNOLOGY CONSULTANTS

5110 Maryland Way
Suite 350
Brentwood, TN 37027

615·370·3663 phone
615·373·9917 fax

www.rodefermoss.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
Energy Securities, Inc.
Brentwood, Tennessee

In planning and performing our audit of the financial statements of Energy Securities, Inc. (the "Company"), as of and for the year ended November 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Brentwood, Tennessee
January 27, 2009